TASEKO TO RELEASE FIRST QUARTER 2016 RESULTS

May 10, 2016, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") will release its first quarter 2016 financial results after market close on Thursday, May 12, 2016.

The Company will host a telephone conference call and live webcast on Friday, May 13, 2016 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors.

The conference call may be accessed by dialing (877) 303-9079 in Canada and the United States, or (970) 315-0461 internationally.

The conference call will be archived for later playback until May 19, 2016 and can be accessed by dialing (855) 859-2056 in Canada and the United States, or (404) 537-3406 internationally and using the passcode 88532863.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact: Brian Bergot, VP, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.